July 25, 2008
Mr. Joseph Foti
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 3561
100 F Street
Washington, DC 20549-3561

Re:	Terra Industries Inc. File No. 001-08520 Form 10-K: For the Fiscal Year Ended December 31, 2007
Dear Mr. Foti:
We have received your letter July 22, 2008. Due to heavy travel demands we have requested an extension to the required response date. On July 23, 2008 we confirmed with Mr. Patrick Kuhn that the Staff allowed a response extension date of August 12, 2008.
If you have any additional questions or comments, please contact me at 712-277-7233, or send a fax to me at 712-294-1222.
Sincerely,
/s/ Daniel D. Greenwell
Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.